EXHIBIT 99.1

Share Purchase Agreement

This Share Purchase Agreement is made the first day of May, 2006 between:

1.	The Parties listed in Schedule 1 hereto (the “Sellers”); and

2.	Discount Investment Corp. Ltd, a company incorporated under the laws of the State of Israel (the “Purchaser”)

THE PARTIES hereto agree as follows:

1.	Declarations of the Sellers

Each of the Sellers hereby warrants and represents with respect to itself to the Purchaser as of the date hereof:

1.1	It owns the numbers of Ordinary Shares of NIS 0.001 nominal value each and ADR’s of Koor Industries Limited (the “Company”) appearing opposite its name in Schedule 1 hereto.

1.2	The Shares and ADR’s of the Company owned by the Sellers and referred to in Schedule 1 are collectively referred to herein as the “Shares”.

1.3

The Shares listed opposite its name in Schedule 1 represent all of the holdings of Ordinary Shares, ADR’s, warrants or other convertible securities in the Company, direct or indirect, held by it on the date hereof.

1.4	It has good title to the Shares appearing opposite its name in Schedule 1.

1.5

The Shares appearing opposite its name in Schedule 1 are fully paid and are not subject to any capital call, lien, encumbrance, pledge, charge, right of first refusal or other third party rights (“Free and Clear”) other than as set out in Schedule 2 hereto.

1.6

It is not party to any shareholders agreement or other similar agreement with the Company or with any third party with respect to the Shares or any of them, including, without restriction, any agreements that could restrict the voting or disposition of Shares or any of them, other than as specified in Schedule 2 hereto.

1.7

Claridge Israel LLC, CBT Holdings LLC, Esarbee Investments Limited, Charles Rosner Bronfman Family Trust and Charles R. Bronfman Trust are deemed to hold their shares in the Company together (representing more than 25% of the voting rights in the Company) for the purposes of Israel’s Companies Law 1999.

1.8

It has taken all necessary action to authorise the signature, delivery and performance of this Agreement. The obligations on its part under this Agreement are valid, binding and enforceable against it in accordance with their terms.

None of the Sellers has made or is making any representation or warranty with respect to the Shares or the Company or with respect to the transactions contemplated by this Agreement, except as expressly set forth in this Agreement.

The representations set out in Sections 1.6 and 1.7 above shall remain in effect until the day sixty (60) days after the date of publication of the audited consolidated financial statements of the Company for the year ending December 31, 2006, and shall thereupon lapse (other than with respect to any matter for which a written notice of claim or demand reasonably setting out the details of the alleged breach has been submitted by the Purchaser to the Sellers prior to such date).

The representations set out in Sections 1.1-1.5 and 1.8 shall remain in effect for the applicable statutory period of limitation.

No claims for breach of the foregoing representations and warranties shall be brought in any event unless such claims are equal to at least the aggregate of US$5 million dollars (the “Threshold”).

2.	Purchase and Sale of Shares

2.1

Each Seller hereby agrees to sell at Closing (as hereinafter defined) the Shares appearing opposite its name in Schedule 1, to the Purchaser and the Purchaser hereby agrees to Purchase all such Shares at Closing. (For the avoidance of doubt, the Shares may be in the form of Ordinary Shares or ADR’s. Each Ordinary Share is the equivalent of 5 ADR’s).

2.2	The number of Shares to be sold by each of the Sellers is the number of Shares (and ADR’s where relevant) appearing opposite the name of each of the Sellers in Schedule 1 hereto.

2.3	The Sellers agree to transfer to the Purchaser at Closing any registration rights received from the Company relating to the Shares to the extent assignable.

3.	The Purchase Price

3.1	The Purchaser shall pay to the Sellers the amount of US$77.50 (seventy-seven dollars and fifty cents) per Ordinary Share equivalent to US$15.50 (fifteen dollars and fifty cents) per ADR.

3.2

The total purchase price for the Shares is US$445,873,543.00 (the “Purchase Price”). The Purchaser will deposit US$12 million dollars with Herzog Fox Neeman (HFN) in escrow not later than 14:00 Tel Aviv time on May 2, 2006, and may pay additional deposit(s) pursuant to Section 9.1, which together with the initial deposit shall be applied to the Purchase Price. The initial and any subsequent deposits are hereinafter referred to as the “Deposit.”

3.3	The Purchase Price shall be reduced by the amount equal to the aggregate cash dividend or distribution paid on the Shares, or for which the cum-date falls between the date hereof and the Closing.

3.4

The Purchase Price, inclusive of the Deposit (which will be paid from the HFN escrow), will be paid at Closing. Payment at the Closing shall be in cash in immediately available funds by wire transfer to the accounts of the Sellers notified to the Purchaser in writing at least two business days prior to the Closing.

4.

In the event that notification of the unconditional approval of the Board of Directors of the Purchaser is not received by the Sellers by 20:00 Tel Aviv time on May 1, 2006 or the US$12 million Deposit is not received by HFN by 14:00 Tel Aviv time on May 2, 2006, this Agreement shall be automatically terminated.

5.	Warranties of the Purchaser

The Purchaser hereby warrants and represents to the Sellers:

5.1	It has sufficient financial means available to it (including institutional finance) to consummate the transactions as contemplated by this Agreement.

5.2	Upon approval of its Board of Directors, it shall have taken all necessary action to authorise the signature, delivery and performance of this Agreement.

5.3	Upon approval of its Board of Directors, the obligations on its part under this Agreement will be valid, binding and enforceable against it in accordance with the terms hereof.

5.4

It acknowledges that it can bear the economic risk of its investment, and has knowledge and experience in financial or business matters that it is capable of evaluating the merits and risk of the investment in the Shares and has the capacity to protect its own interest. It has not been organized solely for the purpose of acquiring the Shares.

5.5

It is acquiring the Shares solely for the purpose of investment for its own account, not as a nominee or agent, and not with a view to, or for offer or sale in connection with, any distribution thereof; provided that it has the right to assign its right to acquire the Shares under the circumstances contemplated by Section 14.7. It understands that the Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and as such are characterized as “restricted securities” under the Securities Act.

5.6

It is (i) an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act and (ii) not a U.S. Person within the meaning of Regulation S promulgated under the Securities Act.

5.7

Upon consummation of the transactions that are the subject of this Agreement, the Purchaser and any party deemed to hold shares in the Company together with the Purchaser will own in aggregate less than 45% of the issued share capital of the Company.

The Purchaser acknowledges that it is not relying on any representation or warranty of any of the Sellers with respect to the Shares or the Company or the business of the Company or with respect to the transactions contemplated by this Agreement, except those representations and warranties expressly set forth in this Agreement.

Except for the representations and warranties expressly set forth in this Agreement, the Purchaser is purchasing the Shares “As Is”.

The representations set forth in Section 5 shall remain in effect for the applicable statutory period of limitation.

The Purchaser has not made and is not making any representation or warranty with respect to itself or the transactions contemplated by this Agreement, except as expressly set forth in this Agreement.

6.	Conditions Precedent

The obligations of the Parties to complete the sale and purchase of the Shares is subject to the fulfillment, prior to or at the time of Closing of each of the following conditions precedent (the “Conditions Precedents”):

6.1

Approval of the present Agreement and the transactions contemplated herein by the Board of Directors of the Purchaser and notification thereof to the Sellers by not later than 20:00 Tel Aviv time on May 1, 2006.

6.2.

The Antitrust Director shall have given her approval to the transactions contemplated by this Agreement, such approval to be unconditional or subject to conditions other than the sale by the Company of its shares in Makhteshim Agan Industries, Ltd or ECI Telecom, Ltd., or sale by the IDB Group of any material assets; provided that a condition requiring a sale of IDB Group assets that can be avoided by the sale by the Company of assets other than the shares of the two entities identified above shall be an acceptable condition.

6.3.	Any consent to a change of control of the Company required from the Company’s lending banks shall have been obtained.

The Purchaser agrees to provide the Sellers with ongoing information with respect to the status of its application for the approval from the Antitrust Director.

7.	Interim Period

During the period between date of signing this Agreement and Closing, the Sellers shall use all reasonable efforts subject to fiduciary obligations that the Company not take any of the following actions (other than in compliance with decisions of the Board of Directors of the Company prior to April 10, 2006):

(a)

issue any shares or other securities convertible into shares of the Company other than as a result of exercise of existing options and warrants and conversion of existing convertible securities of the Company;

(b)

dispose of or enter into any agreement or undertaking with respect to any portion of the shareholdings of the Company in Makhteshim Agan Industries Ltd, ECI Telecom Limited or Elbit Systems Ltd. other than in the ordinary course of business;

(c)	make any change in the terms of employment of the CEO or President of the Company other than in the ordinary course of business or as permitted or contemplated by existing employment agreements;

(d)	amend the Memorandum of Association or Articles of Association of the Company;

(e)	enter into any merger or other similar transaction or effect any dissolution, liquidation or other winding up or reorganization (solvent or insolvent) of the Company.

8.	Closing

8.1

The Closing of the purchase and sale of the Shares (“Closing”) shall take place in Tel Aviv within five (5) business days of satisfaction of the Conditions Precedent; provided that upon satisfaction of the Conditions Precedent prior to June 7, 2006 the Purchaser shall have the right to delay the Closing to June 14, 2006. Subject to Section 10 below, in the event that the Conditions Precedent are not satisfied within the period permitted by Section 9, other than through the fault of any of the parties hereto, then the obligations of the parties to sell and purchase the Shares shall terminate.

8.2

At the Closing, the following actions will take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered, until all actions are completed and all documents and certificates delivered:

8.2.1	The Sellers shall deliver to the Purchaser:

(a)

A letter from Bank Hapoalim BM (hereinafter “Bank Hapoalim”) confirming that Bank Hapoalim holds all of the Shares in an account or accounts in the name of the Sellers. The form of letter shall be as set out in Exhibit 8.2.1(a) hereto;

(b)

A letter from Bank Hapoalim confirming that upon payment to it of a specified amount that shall not exceed in total US$110 million, Bank Hapoalim will release all the pledges, liens or charges in its favour over any of the Shares. The form of letter shall be as set out in Exhibit 8.2.1(b) hereto;

(c)

A letter from the Sellers to Bank Hapoalim instructing Bank Hapoalim to transfer the Shares to the Purchaser. The form of letter shall be as set out in Exhibit 8.2.1 (c) hereto (the “Instruction Letter”);

(d)

A Legal Opinion or Legal Opinions in a form reasonably satisfactory to the Purchaser confirming that the Instruction Letter has been duly signed by authorised signatories on behalf of each of the Sellers in an instruction contained therein by the Sellers.

(e)

A declaration from each of the Sellers that each of the warranties that it has given under Section 1 above is correct as at the date of Closing (other than those warranties that speak as of a particular date which shall be correct as of such date, and in all cases subject to such modifications as may be appropriate subsequent to the date hereof, provided that any such modification, if material, has been approved by the Purchaser), and that at Closing the Sellers are transferring the Shares to the Purchaser Free and Clear.

8.2.2

The Purchaser shall deliver a declaration to the Sellers that the warranties that it has given under Section 5 above are correct as at the date of Closing (subject to such modifications as may be appropriate, provided that any such modifications, if material, has been approved by the Sellers).

8.2.3	The Instruction Letter shall be delivered to Bank Hapoalim.

8.2.4	The Purchaser shall pay the Purchase Price to the Sellers net of payment of the amount set out in the letter received pursuant to Section 8.2.1(b) which amount shall be paid to Bank Hapoalim.

8.2.5	The Purchaser shall receive confirmation from its bank that the Shares have been credited to its account.

8.2.6

The Sellers shall provide customary certification from the Israeli revenue authorities to the Purchaser that no Israeli tax or other withholding is to be deducted from the Purchase Price. Failing such certification in respect of any Seller, the Purchaser shall make withholding on payment to such Seller as required by law.

8.2.7

Mr. Charles R. Bronfman, Mr. Andrew Hauptman and three other directors of the Company shall deliver letters of resignation from the Board of Directors of the Company in the form set out in Exhibit 8.2.7 hereto; provided that in the event one or more of such additional three directors have not resigned, the Sellers shall convene a meeting of the shareholders to be held as soon as possible following the date of the Closing in order to approve the removal of any such additional directors.

8.2.8

The Sellers shall use best efforts to procure the convening of a meeting of the Board of Directors of the Company at which five (5) additional directors nominated by the Purchaser shall be co-opted to the Board of Directors of the Company. Failing the convening of such meeting, the Sellers shall convene a meeting of the shareholders to be held as near as possible to the date of the Closing in order to approve the appointment of the five additional directors.

8.3

For the avoidance of doubt, the liability of the Sellers under this Agreement is several and not joint and several, provided, however, that the Purchaser shall not be required to purchase any of the Shares at Closing unless all of the Sellers comply with all of their obligations under this Agreement with respect to the sale of the Shares.

9.	Closing Date

9.1

The last date for the Closing shall be July 30, 2006 subject to the right of the Purchaser to extend the Closing in order to obtain the approval contemplated in Section 6.2 or 6.3 hereof, (save in the case where refusal of consent by the Company’s lending bank results from borrower limits applicable to the Purchaser) for a maximum of three consecutive 30 day periods provided that the Purchaser, simultaneously with exercising its right to extend the Closing, has deposited US$4 million dollars with HFN, in immediately available funds by wire transfer, with respect to each such 30 day extension.

10.	Application of Deposit on Termination

10.1

If the Closing does not occur within the period contemplated by Section 9 due to the inability of the Purchaser to obtain the regulatory approvals contemplated by Section 6.2 hereof or for any other reason or cause whatsoever, without exception other than (i) the fault or refusal of the Sellers to deliver the Shares or to make the deliveries required by the Sellers contemplated in Section 8.2 or (ii) the failure of the Company’s lending banks to approve the change in control (save in the case where refusal of consent by the Company’s lending banks results from borrower limits applicable to the Purchaser), the Deposit shall be paid to the Sellers.

10.2

If the Closing does not occur solely due to (i) the fault or refusal of the Sellers to deliver the Shares or make the deliveries required by the Sellers in Section 8.2 or (ii) the failure of the Company’s lending banks to approve the change in control (save in the case where refusal of consent by the Company’s lending banks results from the borrower limits applicable to the Purchaser), the Deposit shall be returned to the Purchaser.

10.3	The Parties agree that any interest on the Deposit shall be paid together with the principal amount thereof to the party to whom such principal amount is payable.

10.4

The Sellers agree that the payment of the Deposit, as contemplated in Section 10.1, shall be their sole recourse or remedy in the event that the purchase and sale of the Shares is not consummated as a result of the failure to obtain the approval of the Antitrust Director contemplated in Section 6.2 hereof.

11.	2003 Employee Share Options Scheme

11.1

The Purchaser acknowledges that each of the current directors, officers and management personnel listed in Schedule 5 (the “Management Personnel”) has acquired Ordinary Shares or holds options (both vested and unvested) to acquire Ordinary Shares in the Company under the terms of the Scheme. The Purchaser hereby undertakes towards the Sellers on behalf of the Management Personnel (who are hereby considered as third parties beneficiaries under this Agreement for the purposes of this Section 11 only), that the Purchaser will purchase from the Management Personnel any Ordinary Shares in the Company acquired by the Management Personnel under the Scheme, at the same price per share as that specified in Section 3.1 above, in the case of Ordinary Shares (other than options not exercised) as adjusted for dividends or distributions paid or for which the cum-date falls prior to the date of purchase from the Management Personnel, to the extent payment or such cum-date occurred following ownership of such Ordinary Shares by such person.

11.2

Following the Closing, each of the Management Personnel shall be entitled to serve notice in writing upon the Purchaser requiring the Purchaser to purchase Ordinary Shares in the Company pursuant to this Section 11 no later than thirty days after the Closing Date, or thirty days from the vesting of any options under the Scheme or the end of the tax lock-up period (pursuant to Section 102 of Israel’s Income Tax Ordinance), if later.

11.3

The Purchaser shall purchase any shares in respect of which notice is served by Management Personnel pursuant to this Section 11, within one hundred eighty (180) days of Closing (or receipt of notice as aforesaid, if later), unless any such

Management Personnel shall have served notice on the Purchaser revoking exercise of the right of Sale pursuant to this Section 11 with the respect to any such shares no later than seven (7) days prior to the date for purchase of those shares.

11.4

For the avoidance of doubt, the right of the Management Personnel to sell shares pursuant to this Section 11 shall be subject to Closing taking place. All Shares sold by Management Personnel under this Section 11 shall be sold Free and Clear.

12.	Governing Law

This Agreement shall be governed and interpreted in accordance with the laws of the State of Israel.

13.	Jurisdiction

Other than as expressly stated herein, the parties hereto hereby submit to the jurisdiction of the Tel Aviv District Court in respect of any dispute arising in connection with this Agreement. The following addresses shall be addresses for service of legal process upon the parties hereto within the State of Israel:

The Sellers:

Herzog Fox Neeman

Asia House

4 Weizmann Street

Tel Aviv 64239

Israel

The Purchaser:

Azrieli Center

Triangle Tower

Tel Aviv 67023

Israel

With a copy to:

Goldfarb, Levy, Eran, Meiri and Co.

2 Weizmann Street

Tel Aviv

Israel

14.	Miscellaneous

14.1	Any notice, demand or request which may be or is required to be given in this Agreement shall be delivered in person or by registered mail or by telecopier, and shall be addressed as follows:

To the Sellers:

Herzog Fox Neeman

Asia House

4 Weizmann Street

Tel Aviv 64239

Israel

c/o Claridge Inc.

1170 Peel Street, 8th Floor

Montreal, Quebec H3B 4P2

Canada

c/o Andell Holdings, LLC

10877 Wilshire Boulevard, Suite 2200

Los Angeles, CA 90024

To the Purchaser:

Azrieli Center

Triangle Tower

Tel Aviv 67023

Israel

14.2

Any notice sent to the proper address set forth above by registered mail shall be deemed to have been received upon actual delivery. Any notice sent by telecopier (with answer-back confirmation) shall be deemed to have been received on the next business day.

14.3	Any party may provide notice of a change of address in the manner provided for herein.

14.4	This Agreement may be amendment only by a document in writing signed by all of the parties hereto.

14.5	This Agreement will be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.

14.6	For the avoidance of doubt, any tax due upon the sale of the Shares shall be borne by the Sellers.

14.7	No party hereto may assign, sell or otherwise transfer its rights under this Agreement without the prior written agreement of the other parties hereto, save and except the Purchaser may assign:

(a)	all or a portion of its rights and obligations to any company controlled (as control is defined under the Israeli Securities Law (5728-1968)) by it;

(b)

such portion of its rights and obligations hereunder such that the Purchaser and any party deemed to hold shares in the Company together with the Purchaser, do not own more than 45% of the outstanding shares of the Company including shares that may be acquired pursuant to Article 11 hereof; or

(c)

to a third party in the event that the Purchaser is unable to obtain the approval contemplated in Section 6.2 hereof or the approval of the Company’s lending banks contemplated in Section 6.3 due to borrower limits applicable to the Purchaser.

The right to assign under Section 14.7(a) may be exercised only to assign to one party and under Section 14.7(b) or (c) only to assign to a number of parties, not in excess of four parties, as would not lead to a violation of any applicable Israeli, Canadian or United States law or regulation. The Purchaser agrees to provide the Sellers with five days’ written notice of a proposed assignment and any such assignment shall be subject to the Purchaser and the Assignee entering into an agreement, in form and substance satisfactory to the Sellers and their attorneys relating thereto, including joint and several obligations of the Purchaser and the assignee of all obligations assigned hereunder.

14.8

In the event that the present agreement is terminated and the Deposit is paid to the Sellers as contemplated in Section 10.1 hereof and the Sellers collectively sell (other than to related Parties) not less than 75% of Shares at an average price of not less than US$15.50 (as adjusted for dividends or distributions paid or for which the cum-date falls prior to the date of sale) plus interest thereon computed from the date hereof to the date of closing of such sale at a rate of 5% per annum to a third party prior to the initial anniversary hereof, the Sellers shall remit to the Purchaser an amount equal to the Deposit.

14.9	Each party shall take all actions and execute all documents necessary to consummate the transactions contemplated hereby including cooperating with the requests for all required consents.

14.10

Each of the parties hereto shall bear its own costs and expenses (including legal fees). Joint expenses of the parties shall be borne by the Purchaser on the one hand, and the Sellers, on the other hand, in equal shares.

14.11	Time is of the essence in the performance of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

CHARLES ROSNER BRONFMAN FAMILY TRUST

/s/ Oded Tal

By: ____________________________

/s/ Robert Fethersonhaugh

By: ____________________________

CBT HOLDINGS, LLC

/s/ Scott Richland

By: ____________________________

CLARIDGE ISRAEL LLC

/s/ Scott Richland

By: ____________________________

ESARBEE INVESTMENTS LIMITED

/s/ Oded Tal

By: ____________________________

/s/ Robert Fethersonhaugh

By: ____________________________

CHARLES R. BRONFMAN TRUST

/s/ Oded Tal

By: ____________________________

/s/ Robert Fethersonhaugh

By: ____________________________

ANFIELD LIMITED, on its own behalf and on behalf of a related entity

/s/ Alan Sacks

By: ____________________________

Alan Sacks, Director

DISCOUNT INVESTMENT CORP., LTD

/s/ Nochi Dankner

By: ____________________________

/s/ Ami Erel

By: ____________________________

SCHEDULE 1

SELLERS

NAME	NUMBER OF SHARES AND % OF OUTSTANDING CAPITAL

Charles Rosner Bronfman Family Trust	120,046 ordinary shares	0.74%
CBT Holdings, LLC	119,316 ordinary shares	0.73%
Claridge Israel LLC	2,375,835 ordinary shares	14.61%
Esarbee Investments Limited	2,271,167 ordinary shares	13.97%
Charles R. Bronfman Trust	104,669 ordinary shares	0.64%
Anfield Limited and a related entity	762,174 ordinary shares	4.69%
	_________	______

	5,753,207	35.38%

SCHEDULE 2

The majority of the Shares are pledged in favor of Bank Hapoalim B.M. The pledge documentation contain provisions that may limit the voting or disposition of the Shares. These restrictions will cease to apply upon repayment of the amounts secured by the aforesaid pledge over the Shares.